SEAGATE TECHNOLOGY

November 5, 2008

VIA EDGAR AND TELECOPIER 202-772-9210

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stephen Krikorian
Morgan Youngwood

Re:	Seagate Technology

Form 10-K for the Fiscal Year Ended June 27, 2008 filed August 13, 2008

Definitive Proxy Statement on Schedule 14A filed September 19, 2008

File No. 001-31560

Dear Mr. Krikorian:

On behalf of Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), we acknowledge receipt of your letter on behalf of the Staff of the Securities and Exchange Commission, dated October 31, 2008 (the “Staff’s Letter”).

As you may know, we spoke with Morgan Youngwood on November 3, 2008 regarding our request for an extension to respond to the Staff’s Letter. The Company’s legal, financial and accounting teams are carefully reviewing the Staff’s Letter and the Company needs additional time in order to prepare its response. This letter is submitted at Mr. Youngwood’s request to confirm our discussion regarding our proposal to submit a written response to the Staff’s Letter by December 5, 2008.

We trust that our proposed response timetable as set forth above is acceptable. If you have any comments or would like further information, please contact the undersigned at (831) 439-2781 or Kenneth M. Massaroni at (831) 439-2547.

Very truly yours,

/s/ David Z. Anderson

David Z. Anderson

Principal Accounting Officer and Treasurer

cc:	William D. Watkins
Chief Executive Officer
cc:	Patrick J. O’Malley
Chief Financial Officer
cc:	Kenneth M. Massaroni
Executive Vice President, General
Counsel and Secretary

Seagate Technology